June 30, 2025

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, MI 48168

       Re: Cooper-Standard Holdings Inc.
           Form 10-K for the Year Ended December 31, 2024
           Response Dated June 12, 2025
           File No. 001-36127
Dear Jonathan Banas:

       We have reviewed your June 12, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 5,
2025 letter.

Form 10-K for the Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Segment Results of Operations, page 33, page 33

1.     We note from your response to our prior comment 1 that you will remove
the    Total
       for reportable segments    line item from the segment adjusted EBITDA
table in your
       MD&A as currently presented on page 34 of the Form 10-K, however you propose to
       include additional line items for    Corporate, eliminations and other
 and
          Consolidated Adjusted EBITDA    as part of that same table. Please
note that we do
       not believe that presentation of these line items provides meaningful information, as the segment measures are presented on a different basis from the consolidated profitability measure. The "corporate, eliminations and other" line item represents a reconciling item required by ASC 280-10-50-30 to be disclosed in the footnotes to the
 June 30, 2025
Page 2

       financial statements to reconcile your segment profitability measures to consolidated income before taxes. It does not appear appropriate to present this amount outside of the ASC 280 disclosure, such as in MD&A as a reconciling item between your segment measures and a non-GAAP consolidated measure.
        Please contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing